SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

April 5, 2005

The Registrant is pleased to announce that its subsidiary, Minco Silver Corporation (“Minco Silver”), plans to complete a special warrant offering and initial public offering (“IPO”) for gross proceeds of C$6 million.  Minco Silver intends to conduct the financing in two parts as follows:

(1)

4,240,000 Special Warrants at a price of C$1.25 per warrant for gross proceeds of C$5.3 million, of which C$3 million will be completed on a non-brokered basis and C$2.3 million on a brokered basis, and

(2)

560,000 common shares at a price of C$1.25 per share for the IPO, for gross proceeds of C$700,000.

Each Special Warrant will entitle the holder, upon the exercise or deemed exercise thereof and without payment of any additional consideration, to receive one (1) common share of Minco Silver.  Each Special Warrant is exercisable by the holder at any time for a period of twelve (12) months from the date of Closing, or on the fifth business day after the day on which a receipt is issued qualifying the issuance of the common shares on exercise of the Special Warrants.

Minco Silver has entered into an agreement with a syndicate of underwriters led by First Associates Investment Inc. and comprised with Sprott Securities Inc. (the “Agents”) to act as agent with respect to the brokered portion of the special warrant offering and IPO offering on a “best effort” basis to raise C$3 million (“Brokered Financing”).  The Agents will have the option to increase the Brokered Financing by up to C$450,000 at a price of C$1.25 per share.  Minco Silver has agreed to pay a  cash commission equal to 8% of the gross proceeds of the Brokered Financing.  In addition, Minco Silver has agreed to pay an underwriting fee of C$45,000 and to issue at closing, non-transferable agents options to purchase up to 10% of the number of securities sold in the Brokered Financing (“Agents’ Options”). Each Agent’s Option will entitle the holder to purchase an additional common share of Minco Silver at C$1.25 per share for a period of 12 months from the date of closing and thereafter at C$1.50 per share for an additional six months.

2.

Exhibits

2.1

News Release dated April 5, 2005

(Page 2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    April 5, 2005

William Meyer

Director and Chairman

(Page 3)

Exhibit 2.1

TSX: MMM
For Immediate Release:	April 5, 2005

NEWS RELEASE

MINCO SILVER ANNOUNCES C$6 MILLION FINANCING

AND INITIAL PUBLIC OFFERING

Minco Mining & Metals Corporation (TSX: MMM) is pleased to announce that its subsidiary, Minco Silver Corporation (“Minco Silver”), plans to complete a special warrant offering and initial public offering (“IPO”) for gross proceeds of C$6 million.  Minco Silver intends to conduct the financing in two parts as follows:

(1)

4,240,000 Special Warrants at a price of C$1.25 per warrant for gross proceeds of C$5.3 million, of which C$3 million will be completed on a non-brokered basis and C$2.3 million on a brokered basis, and

(2)

560,000 common shares at a price of C$1.25 per share for the IPO, for gross proceeds of C$700,000.

Each Special Warrant will entitle the holder, upon the exercise or deemed exercise thereof and without payment of any additional consideration, to receive one (1) common share of Minco Silver.  Each Special Warrant is exercisable by the holder at any time for a period of twelve (12) months from the date of Closing, or on the fifth business day after the day on which a receipt is issued qualifying the issuance of the common shares on exercise of the Special Warrants.

Minco Silver has entered into an agreement with a syndicate of underwriters led by First Associates Investment Inc. and comprised with Sprott Securities Inc. (the “Agents”) to act as agent with respect to the brokered portion of the special warrant offering and IPO offering on a “best effort” basis to raise C$3 million (“Brokered Financing”).  The Agents will have the option to increase the Brokered Financing by up to C$450,000 at a price of C$1.25 per share.  Minco Silver has agreed to pay a  cash commission equal to 8% of the gross proceeds of the Brokered Financing.  In addition, Minco Silver has agreed to pay an underwriting fee of C$45,000 and to issue at closing, non-transferable agents options to purchase up to 10% of the number of securities sold in the Brokered Financing (“Agents’ Options”). Each Agent’s Option will entitle the holder to purchase an additional common share of Minco Silver at C$1.25 per share for a period of 12 months from the date of closing and thereafter at C$1.50 per share for an additional six months.

Minco Silver currently has approximately C$3 million in working capital and 20 million shares outstanding. Upon closing the C$5 million financing, management believes that the Company, partnered with Silver Standard Resources Inc., will have sufficient funding to pursue its strategy in acquiring silver assets in China.

For further information, please contact William Meyer or Ken Cai at Minco Mining & Metals Corporation at:

1-888-288-8288 and (604) 688-8002, or by email at:  info@mincomining.ca or www.mincomining.ca.

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking stateme